Mail Stop 3561

November 15, 2005

Mr. Earl J. Hesterberg
President and Chief Executive Officer
Group 1 Automotive, Inc.
950 Echo Lane
Suite 100
Houston, TX 77024

> **Re:** **Group 1 Automotive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 16, 2005**
> **File No.  1-13461**

Dear Mr. Hesterberg:

We have reviewed your response dated October 6, 2005 to our comment letter dated September 16, 2005 and have the following additional comment.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 6

1.    We note your response to comment 8 in our letter dated September 16, 2005. Please advise or revise your financial statements to present the cash flows related to floorplan notes payable in accordance with paragraph 23.a. of SFAS No. 95 which requires payments to suppliers to acquire goods for resale be classified as operating activities.  Therefore, cash flows related to lenders unaffiliated with the supplier should be classified as financing activities and when the lender is affiliated with the manufacturer, those borrowings and repayments should be included in operating activities.  Specifically, please revise the following:

- Cash receipts and payments on notes payable for new inventory purchases originating from manufacturer affiliated lenders should be presented within operating activities and include direct advances from the financial institution to the manufacturers;

- Cash receipts and payments on notes payable for inventory purchases from a manufacturer unaffiliated with the lender should be presented within financing activities;

- The balance sheet should separately present amounts attributable to trade creditors (manufacturer affiliated) and non-trade (unaffiliated) notes payable as of your balance sheet dates. See Rule 5-02(19)(a) of Regulation S-X;

- Borrowings and repayments on debt should be reported gross unless the criteria for net reporting are met. See paragraph 13 of SFAS No. 95; and

- Please provide disclosure in the notes to the financial statements clarifying the revised balance sheet and statement of cash flows presentation and to further describe your financing arrangements including how cash disbursements are processed and if you have discretion to receive cash directly from any of the lenders.

In your response please show us what your disclosure will look like revised.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief